

February 27, 2006

Via Facsimile 011 44 207 972 9602 and U.S. Mail

Timothy E. Peterson
Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom

> Re: Instrumentation Laboratory S.P.A.
> Schedule TO/13E-3 filed on February 10, 2006
> by Izasa Distribuciones Tecnicas S.A.
> SEC File No. 5-50573

Dear Mr. Peterson:

We have the following comments on the above-referenced filing.

General

1.   Although you have "checked the box" on your Schedule TO-T to indicate that the filing is also going private transactions, EDGAR should also indicate that a Schedule 13E-3 has been filed. Please be certain that all future filings are filed as Schedules 13E-3 as well as to Schedules TO.

2.   Each filing person must be identified on the cover and be a signatory of the Schedule 13E-3. Merely checking the box on the cover page is not sufficient. Please identify Izasa, Grupo CH-Werfen, Mr. Jose Rubiralta and Mr. Francisco Rubiralta as filing persons. Please see Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Schedule TO-T

Fairness of the Transaction, page 8

3.	Please expand your analysis of each bulleted point to explain why the factor discussed supports the boards finding of fairness.

4.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person's fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In that regard, you discussion of why the board did not consider net book value to be a relevant in determining the fairness of the offer price is insufficient.

5.	Expand to address why the offer is procedurally fair despite the absence of the safeguards listed in Item 1014 (c), (d), (e) of Reg. M-A.

Certain Tax Consequences, page 16

6.	Revise your disclosure to reflect that you are addressing the material tax consequences of the transaction.

Certain Conditions of the Offer, page 39

7.	Revise throughout this section to include a standard of reasonableness as opposed to determinations made in your sole judgment or discretion.

8.	We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions (including any action or inaction by Offeror) . . .". Allowing acts or omissions by the company to trigger a condition to the offer renders the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

9.	We believe that defining the conditions as a continuing right that may be asserted "at any time and from time to time" might suggest that conditions to the offer may be asserted or waived after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

10.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway,

February 27, 2006

we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Closing Information

Please amend the Schedule TO-T to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions